[redacted]

06003329

UNITEDSTATES
ANDEXCHANGECOMMISSION
ashington, D.C. 20549

BD 2/25

AB 2/27

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 Queens Grant Road
(No. and Street)

Fairfield (City) CT (State) 06824-1929 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Lane 203-255-0341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peretz, Resnick & Co., LLP
(Name – *if individual, state last, first, middle name*)

303 S. Broadway, Suite 105 (Address) Tarrytown (City) NY (State) 10591 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2006
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, John D Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane Capital Markets, LLC, as of Dec. 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John D. Lane
Signature

President
Title

Melissa A. Yelle
Notary Public

MELISSA A. YELLE
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

LANE CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

PERETZ
RESNICK
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

303 South Broadway, Suite 105
Tarrytown, New York 10591
914-332-5393
Fax: 914-332-5996
Email: contact@peretzcpas.com

270 Madison Avenue
New York, New York 10016
212-697-2511

INDEPENDENT AUDITOR'S REPORT

To Mr. John Lane
Lane Capital Markets, LLC

We have audited the accompanying balance sheet of Lane Capital Markets, LLC as of December 31, 2005 and 2004, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane Capital Markets, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Peretz Resnick & Co. LLP

January 16, 2006

LANE CAPITAL MARKETS, LLC

BALANCE SHEET

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 444,535	$ 504,444
Pershing deposit account	25,000	25,000
Rent security deposit	12,477	13,048
Prepaid expenses	-	16,883
Total Current Assets	482,012	559,375
Fixed assets, Net of accumulated depreciation	580	1,040
Total Assets	$ 482,592	$ 560,415

	2005	2004
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 4,463	$ 15,978
Total Liabilities	4,463	15,978
Members' Equity	478,129	544,437
Total Liabilities and Members' Equity	$ 482,592	$ 560,415

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME		
Fee income	$ 751,686	$ 1,706,347
Commission income	61,698	-
Interest income	10,549	4,093
	823,933	1,710,440
EXPENSES		
Auto expenses	1,986	-
Bank charges	1,116	898
Computer expenses	946	5,233
Consulting and commissions	125,500	339,494
Contributions	2,036	550
Depreciation	13,876	7,878
Dues and subscriptions	12,131	494
Entertainment	14,531	10,594
Insurance	1,524	853
Internet expense	3,207	1,116
Meetings and seminars	595	-
Miscellaneous expense	-	41
Moving expense	1,856	-
Stationary and office expenses	4,653	9,947
Payroll and payroll taxes	10,765	-
Postage and delivery	1,296	839
Printing	147	12,819
Professional development	530	9,847
Professional education	453	-
Professional fees	62,064	79,498
Promotion	3,691	676
Regulatory fees and expenses	2,085	12,720
Rent	25,852	56,782
Storage	1,066	-
LLC fees	250	300
Telephone	11,385	12,670
Travel	39,350	27,089
Total Expenses	342,891	590,338
Net income	$ 481,042	$ 1,120,102

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Members' equity – beginning of year	$ 544,437	$ 347,305
Members' Contributions	-	-
Net Income	481,042	1,120,102
	1,025,479	1,467,407
Members' Withdrawals	(547,350)	(922,970)
Members' equity – end of year	$ 478,129	$ 544,437

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 481,042	$ 1,120,102
Adjustments to reconcile to net cash provided by operating activities:		
Depreciation	13,876	7,878
Changes in assets and liabilities		
Prepaid expenses	16,883	(16,883)
Rent security account	570	8,952
Accounts payable and accrued expenses	(11,514)	15,985
Net cash provided by operating activities	500,857	1,136,034
Cash flows used for investing activities:		
Equipment purchases	(13,416)	(7,418)
Cash flows used for financing activities		
Members' distributions	(547,350)	(922,970)
Net (decrease) increase in cash	(59,909)	205,646
Cash and cash equivalents, beginning of period	504,444	298,798
Cash and cash equivalents, end of period	$ 444,535	$ 504,444

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

SCHEDULE OF ADJUSTED NET CAPITAL

DECEMBER 31, 2005 AND 2004

	2005	2004
Current Assets	$ 482,012	$ 559,375
Less: Total Liabilities	(4,463)	(15,978)
Adjusted Net Capital	$ 477,549	$ 543,397
Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 377,549	$ 443,397

See Accompanying Notes to the Financial Statements.

LANE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Lane Capital Markets, LLC (LCM) was formed as a limited liability company July 9, 2001 and began operations as a licensed broker in February 2002.

Nature of Business

LCM operates as an Independent Introducing Broker and is a member of the National Association of Securities Dealers and the Security Investors Protection Corp. LCM, as an Independent Introducing Broker, does not handle customers' money nor does LCM clear customers' trades. All customer funds and transactions are maintained with correspondent brokerage firms. LCM financial statements are presented in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded on the financial statements. Income of the company is taxed to the members in their individual tax returns.

Cash Equivalents

LCM considers all short-term investments with a maturity of three months or less at inception to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2005 and 2004 were $13,876 and $7,878, respectively.

NOTE 2 – CASH FLOWS

There were no non-cash financing or investing activities during the period. LCM paid no interest or income taxes during the years ended December 31, 2005 and 2004.

NOTE 3 – NET CAPITAL REQUIREMENT

The minimum net capital as required by Rule 1.17 of the Commodity Futures Trading Commission is $100,000 at December 31, 2005 and December 31, 2004. The company's net capital exceeded the required amount by $377,549 at December 31, 2005 and $443,397 at December 31, 2004. No material differences exist between LCM's audited and unaudited focus.